EXHIBIT 99.1
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                                                          [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

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NEWS RELEASE

SEPTEMBER 15, 2006


ARC ENERGY TRUST CONFIRMS OCTOBER 16, 2006 CASH DISTRIBUTION AMOUNT
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CALGARY,  SEPTEMBER  15,  2006  (AET.UN  AND ARX - TSX) ARC Energy  Trust (the
"Trust") confirms that the cash distribution to be paid on October 16, 2006, in respect of September production, for unitholders of record on September 30, 2006, will be $0.20 per trust unit. The ex-distribution date is September 27, 2006.

As at September, 2006, the Trust's trailing twelve-month cash distributions, including the September 15, 2006 payment, total $2.37 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value in excess of $6.0 billion. In 2006, the Trust expects to produce approximately 62,800 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.


ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9